[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                           JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.474.8602
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com


May 23, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      IRIS INTERNATIONAL, INC.
                  RESPONSES TO STAFF COMMENTS OF APRIL 26, 2007

Ladies and Gentlemen:

         On behalf of IRIS International, Inc. (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated April 26, 2007 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 42

1.       REVENUE  AND  THE  RELATED   COST  OF  SALES  FROM  RENTAL  OR  SERVICE
         ARRANGEMENTS THAT ACCOUNT FOR MORE THAN 10% OF NET SALES SHOULD BE SEPARATELY PRESENTED ON THE FACE OF THIS STATEMENT. PLEASE REVISE FUTURE FILINGS AS NECESSARY TO SEPARATELY PRESENT THE REVENUES AND RELATED COSTS OF SALES FROM TANGIBLE GOODS, SERVICES AND RENTALS ON YOUR CONSOLIDATED STATEMENTS OF INCOME OR TELL US HOW YOUR CURRENT PRESENTATION COMPLIES WITH RULE 5-03(B)(1) AND RULE 5-03(B)(2) OF REGULATIONS S-X.

         The Company believes that the current presentation of revenues from rental or service arrangements complies with Rules 5-03(b)(1) and Rule 5-03(b)(2) of Regulations S-X. Revenues from both rental arrangements and service arrangements accounted for less than 10% of net sales for the twelve months ended December 31, 2006, as well as for the three months ended March 31, 2007.

         Rental revenue, which is included in "Sales of IVD instruments" in the Consolidated Statements of Operations, amounted to $335,000 and $45,000


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Securities and Exchange Commission
May 23, 2007
Page 2


         for the twelve months ended December 31, 2006 and the three months ended March 31, 2007, respectively, or less than 1% of total revenues in both periods.

         Service revenue, which is included in both "Sales of IVD consumables and service" and "Sales of sample processing instruments and supplies" in the Consolidated Statements of Operations, amounted to $6,127,000, or 8.7% of total revenues for the twelve months ended December 31, 2006, and $1,674,000, or 8.3% of total revenues for the three months ended March 31, 2007.

         The Company will continue to monitor its rental and service revenues each quarter to determine if the 10% threshold is exceeded.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 47

REVENUE RECOGNITION, PAGE 49

2. WE SEE FROM YOUR DISCLOSURE ON PAGE 10 THAT YOU SELL YOUR PRODUCTS INTERNATIONALLY THROUGH DISTRIBUTORS AND ON PAGE 61 THAT APPROXIMATELY $20.1 MILLION OF YOUR SALES ARE TO INTERNATIONAL CUSTOMERS. PLEASE
         DESCRIBE  FOR  US  THE  SIGNIFICANT   TERMS  OF  YOUR  AGREEMENTS  WITH
         DISTRIBUTORS, INCLUDING PAYMENT, RIGHTS OF RETURN, EXCHANGE, PRICE PROTECTION AND OTHER SIGNIFICANT MATTERS. EXPLAIN AND SUPPORT WHY IT IS APPROPRIATE TO RECOGNIZE REVENUE TO INTERNATIONAL DISTRIBUTORS AT THE TIME OF SHIPMENT. REFER TO SAB 104 AND SFAS 48 AS NECESSARY. PLEASE ALSO REVISE FUTURE FILINGS TO COMPLY.

         The Company utilizes standardized distribution agreements for substantially all of its distributors for the sale of its products in approximately 60 countries. The following is a brief summary of the material terms of the Company's standardized distribution agreements:

         o        SHIPPING - FOB Chatsworth, California.

         o        PRICING - US Dollars.

         o PAYMENTS - Via wire transfer within sixty (60) days of invoice.

         o CREDIT LIMITS - Each distributor is given a credit limit based on its credit worthiness.

         o RIGHT OF RETURN - A distributor may only return products to the Company if defective. No product may be returned without the Company's prior written authorization.

         o        PRICE PROTECTION - None.


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Securities and Exchange Commission
May 23, 2007
Page 3


         o WARRANTY - The Company warrants that its products will be free from defects for a period of the lesser of fifteen (15) months from date of shipment or twelve (12) months from the date of installation.

         o        TERMINATION - Ninety (90) days written notice by either party.

         The Company has reviewed SAB 104 and SFAS 48 and has concluded  that it
         has  met  all  of  the  revenue  recognition   criteria  for  sales  to
         international customers during 2006, as reported in the Form 10-K.

NOTE 3.  ACQUISITIONS, PAGE 52

3. WE SEE THAT A SIGNIFICANT PORTION OF THE PURCHASE PRICE OF LEUCADIA TECHNOLOGIES WAS ALLOCATED TO IN-PROCESS RESEARCH AND DEVELOPMENT. PLEASE TELL US AND REVISE FUTURE FILINGS TO DISCLOSE THE NATURE OF THE IN-PROCESS PROJECTS ACQUIRED AND HOW THE FAIR VALUE WAS DETERMINED. PLEASE ALSO TELL US THE STATE OF COMPLETION AT ACQUISITION AND THE EXTENT OF EFFORT NECESSARY TO COMPLETE THE IN-PROCESS PROJECT(S),
         INCLUDING COSTS. DISCLOSE WHETHER THE TECHNOLOGY WAS BROUGHT TO FRUITION, AND IF NOT, DISCLOSE WHY NOT. ADDITIONALLY, IN PERIODS AFTER A SIGNIFICANT WRITE-OFF YOU SHOULD DISCUSS THE STATUS OF EFFORTS TO COMPLETE THE PROJECTS, AND THE ACTUAL OR EXPECTED IMPACT OF ANY DELAYS ON YOUR EXPECTED INVESTMENT RETURN, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         The in-process research and development acquired as part of the acquisition in April 2006 of Leucadia Technologies, Inc., a development stage company, focused on the development of ultra-sensitive and specific in-vitro diagnostic products based on ultra-sensitive detection technologies combined with novel and specific methods of isolation of rare cells from biological fluids.

         Subsequent to the purchase of Leucadia, the Company engaged an independent advisory firm that specialized in valuing intangible assets in accordance with SFAS 141. The valuation included discussions with the Company concerning existing products and current research and development efforts. Additionally, the valuation firm followed the guidelines of SFAS No. 86, SFAS No. 2, FIN4 and FIN6 in addressing the identification and valuation of intangible assets, as well as the classification of the assets as completed technology or technology under development. Following these discussions and applying these guidelines, the valuation firm concluded and agreed with the Company that Leucadia's (i) ultra-sensitive Prostate-Specific Antigen (PSA) utilizing its Nucleic Acid Detection Immuno-Assay technology and (ii) bubble isolation and separation technology for the detection of bacteria in urine, were programs under development as of the date of acquisition. In addition, the Company concluded that Leucadia had


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Securities and Exchange Commission
May 23, 2007
Page 4


         completed the development of core detection and isolation technologies. The valuation of the technologies under development was based on the income approach utilizing the discounted cash flow method applied to the projected cash flows associated with Leucadia's products under development over their expected life.

         In February 2007, the Company filed a 510(k) application with the U.S. Food and Drug Administration (FDA) for its PSA test, which was within the expected development timeline of the product. The Company expects the PSA test to be launched by the end of 2007 after FDA clearance. In addition, the Company is on schedule with its development program for the bacteria screening tests. The Company expects to conclude its feasibility studies mid-year. Following these studies, the Company will proceed to the next phase of development with its instrumentation product development group, to facilitate the development of an automated bacteria screening instrument to indicate if there is bacteria and/or yeast present in urine. The Company anticipates launching this product in 2009. There have been no impairments of these technologies since acquisition, as the Company continues to progress with the development and commercialization of these products in accordance with its internal development timelines. The Company anticipates that it will meet the target dates for completion of each of these projects. The costs for completing these projects are included in the Company's total research and development budget.

EXHIBIT 3.1

4. WE NOTE THE SECTION 302 CERTIFICATION OF YOUR CEO AND CFO ARE NOT IN THE PROPER FORM AS PARAGRAPH 4 IMPROPERLY REFERENCES EXCHANGE ACT RULES 13A-14 AND 15D-14 AND EXCHANGE ACT RULES 13A-15-15(F). IN FUTURE FILINGS, PLEASE FILE SECTION 302 CERTIFICATIONS SET FORTH IN ITEM 601(B)(31) OF REGULATION S-K WHICH PROPERLY REFER TO EXCHANGE ACT RULES 13A-15(E) AND 15D-15(E) AND EXCHANGE ACT RULES 13A-15(F), RESPECTIVELY. ADDITIONALLY, AS PART OF YOUR RESPONSE, PLEASE REPRESENT TO US THAT THE
         SECTION 302 CERTIFICATIONS MEET THE DEFINITIONS AS DETAILED IN EXCHANGE ACT RULES 13A-15(E) AND 15D-15(E) AND EXCHANGE ACT RULES 13A-15(F).

         The Company notes the error in the Section 302 certifications and will ensure that such certifications are in proper form in all future filings. Additionally, the Company represents to the Staff that the
         Section 302 certifications in the Form 10-K meet the definitions as detailed in Exchange Act Rules 13a-15(e) and 15d-15(e) and Exchange Act Rules 13a-15(f).

5. IN THIS REGARD, WE NOTE THAT THE CERTIFICATION FILED AS REQUIRED BY EXCHANGE ACT RULE 13A-14(A) IMPROPERLY LABELS THE REPORT AS AN "ANNUAL REPORT" IN PARAGRAPHS 1, 2, 3 AND 4. IN FUTURE FILINGS, THE CERTIFICATION SHOULD BE REVISED SO AS TO NOT INCLUDE A REFERENCE TO "ANNUAL" OR "QUARTERLY" REPORTS. REFER TO ITEM 601(B)(31) OF REGULATION S-K.


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Securities and Exchange Commission
May 23, 2007
Page 5


         The Company notes the Staff's comments and will omit reference to "Annual" or "Quarterly" reports in the certifications included in all future filings.

FORM 8-K FILED MARCH 7, 2007

6. WE NOTE THAT YOU PRESENT YOUR NON-GAAP MEASURES AND RECONCILIATIONS IN THE FORM OF SUPPLEMENTAL INFORMATION AS ADJUSTED STATEMENTS OF OPERATIONS. THIS FORMAT MAY BE CONFUSING TO INVESTORS AS IT ALSO REFLECTS SEVERAL NON-GAAP MEASURES, INCLUDING (AND NOT NECESSARILY LIMITED TO) NON-GAAP COST OF GOOD SOLD, NON-GAAP GROSS MARGIN, NON-GAAP TOTAL OPERATING EXPENSES, NON-GAAP OPERATING INCOME (LOSS), NON-GAAP INCOME (LOSS) BEFORE INCOME TAXES, NON-GAAP INCOME TAXES PROVISION (BENEFIT), NON-GAAP NET INCOME (LOSS) AND NON-GAAP BASIC NET INCOME
         (LOSS) PER SHARE WHICH HAVE NOT BEEN DESCRIBED TO INVESTORS. IN FACT, IT APPEARS THAT MANAGEMENT DOES NOT USE THESE NON-GAAP MEASURES BUT THEY ARE SHOWN HERE AS A RESULT OF THE PRESENTATION FORMAT. PLEASE NOTE THAT INSTRUCTION 2 TO ITEM 2.02 OF FORM 8-K REQUIRES THAT WHEN FURNISHING INFORMATION UNDER THIS ITEM YOU MUST PROVIDE ALL THE DISCLOSURES REQUIRED BY PARAGRAPH (e)(1)(i) OF ITEM 10 OF REGULATION S-K, INCLUDING A RECONCILIATION TO THE DIRECTLY COMPARABLE GAAP MEASURE FOR EACH NON-GAAP MEASURE PRESENTED AND EXPLAIN WHY YOU BELIEVE THE MEASURES PROVIDE USEFUL INFORMATION TO INVESTORS.

         o TO ELIMINATE INVESTOR CONFUSION, PLEASE REMOVE THE ADJUSTED STATEMENTS OF INCOME FROM ALL FUTURE FILINGS AND INSTEAD DISCLOSE ONLY THOSE NON-GAAP MEASURES USED BY MANAGEMENT THAT YOU WISH TO HIGHLIGHT FOR INVESTORS, WITH APPROPRIATE RECONCILIATIONS.

         o PLEASE NOTE THAT IN THE EVENT THAT YOUR FORM 8-K IS INCORPORATED BY REFERENCE INTO A 1933 ACT REGISTRATION STATEMENT, WE MAY HAVE ADDITIONAL QUESTIONS RELATING TO THE APPROPRIATENESS OF THIS INFORMATION BEING INCLUDED IN A DOCUMENT FILED WITH, AND NOT JUST FURNISHED TO, THE COMMISSION. AT THAT TIME, WE MAY REQUEST AN AMENDMENT TO THE FORM 8-K.

         The Company notes the Staff's comments and will comply with the Staff's requests in all future filings that include disclosure of non-GAAP financial measures.

                                    * * * * *


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Securities and Exchange Commission
May 23, 2007
Page 6


         The Company acknowledges that:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone Veronica Tarrant, the Company's Interim Chief Financial Officer at
(818) 709-1244 x7256 or the undersigned at (818) 444-4502.

                                           Sincerely,

                                           /s/ John J. McIlvery
                                           -------------------------
                                           John J. McIlvery

cc:      Cesar Garcia
         Veronica Tarrant